Realty Income Corporation

11995 El Camino Real

San Diego, California 92130

June 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Janice Adeloye, Staff Attorney
Brigitte Lippmann, Staff Attorney

Re:	Realty Income Corporation
Registration Statement on Form S-4
File No. 333-256772

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-235380) (as amended, the “Registration Statement”) of Realty Income Corporation, so that such Registration Statement will be declared effective as of 4:00 p.m. (Eastern time) on June 29, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, Christopher Martinez at (714) 755-8203.

Thank you for your assistance in this matter.

Very truly yours,

REALTY INCOME CORPORATION

By:	/s/ Michelle Bushore
	Name:	Michelle Bushore
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

cc:	Sumit Roy, Realty Income Corporation
Glenn Rufrano, VEREIT, Inc.
Lauren Goldberg, VEREIT, Inc.
William Cernius, Latham & Watkins LLP
Charles Ruck, Latham & Watkins LLP
Darren Guttenberg, Latham & Watkins LLP
Adam Emmerich, Wachtell, Lipton, Rosen & Katz
Karessa Cain, Wachtell, Lipton, Rosen & Katz